SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1

                         POST-EFFECTIVE AMENDMENT NO. 2
                     TO REGISTRATION STATEMENT NO. 333-42793

                                      Under

                           The Securities Act of 1933


                           IDS Life Insurance Company
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                    Minnesota
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                       63
--------------------------------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                   41-0823832
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

         200 AXP Financial Center, Minneapolis, MN 55474, (612) 671-3131
--------------------------------------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

    Bruce Kohn, Counsel IDS Life Insurance Company, 200 AXP Financial Center,
                  Minneapolis, Minnesota 55474, (612) 671-2221
--------------------------------------------------------------------------------
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


                         Calculation of Registration Fee

----------------------- --------------------- -------------------- --------------------- --------------------

 Title of each class        Amount to be       Proposed maximum      Proposed maximum         Amount of
 of securities to be         registered       offering price per    aggregate offering    registration fee
      registered                                     unit                 price
----------------------- --------------------- -------------------- --------------------- --------------------

Interests in a group            N/A
market value annuity
contract and
individual market
value annuity
contracts for non-tax
qualified purchases.

                                     PART I.

                       INFORMATION REQUIRED IN PROSPECTUS

Attached hereto and made a part hereof is the Prospectus.

American Express
Portfolio Guaranteed Term Annuity
Prospectus, May 10, 2000

IDS Life Insurance Company (IDS Life) issues this annuity and offers it in two ways to members of a wrap fee program sponsored by American Express Financial Advisors Inc. (AEFA):


o    a group market value annuity contract, and

o    individual market value annuity contracts.

To buy this annuity, you must send IDS Life a purchase payment of at least $5,000 with an application for a contract.


IDS Life Account MGA
Group and Individual Market
Value Annuity Contracts


Issued and sold by:
IDS Life Insurance Company
200 AXP Financial Center
Minneapolis, MN 55474
Telephone: 800-862-7919


If you choose not to hold these securities until the end of a guarantee period, they may be subject to a substantial market value adjustment. As a result, you could get less than your purchase payment back.

You cannot purchase this product unless you pay an annual wrap fee. If you stop participating in the wrap fee program, IDS Life will terminate your contract and you may lose money through the market value adjustment.

Depending on your circumstances, you may be better off purchasing a similar product available from IDS Life outside the wrap fee program.

Interest rates for renewal guarantee periods may be higher or lower than the previous guaranteed interest rate. The minimum guaranteed renewal interest rate is 3%. IDS Life guarantees this rate.


The  Securities  and Exchange  Commission  (SEC) has not approved or disapproved
these  securities  or  passed  upon  the  adequacy  of  this   prospectus.   Any
representation to the contrary is a criminal offense.


IDS Life is not a bank or financial institution, and the securities it offers are not deposits or obligations of, backed or guaranteed or endorsed by any bank or financial institution nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. Investments in this annuity involve investment risk including the possible loss of principal.

Table of contents                                                           Page

The Portfolio Guaranteed Term Annuity in Brief.................................3

Key terms......................................................................5


Description of contracts.......................................................7
General........................................................................7
Application and purchase payment...............................................7
Right to cancel................................................................7
Guarantee periods..............................................................8
Surrenders.....................................................................9
Market value adjustment.......................................................10
Premium taxes.................................................................12
Death benefit prior to settlement.............................................12
Statement.....................................................................13
Choosing the settlement date and form of annuity..............................13


Amendment, distribution, assignment and termination of contracts..............15
Amendment of contracts........................................................15
Distribution of contracts.....................................................15
Assignment of contracts.......................................................15
Termination of contracts......................................................15

Federal tax considerations....................................................15

The Company...................................................................17
Business......................................................................18
Investments by IDS Life.......................................................18
Selected financial data.......................................................19
Management's discussion and analysis of consolidated
financial condition and results of operations.................................19

Directors and executive officers..............................................24
Executive compensation........................................................26
Security ownership of management..............................................27

Legal proceedings.............................................................27

Experts.......................................................................27

Appendix A - Partial surrender illustration...................................28

Appendix B - Market value adjustment illustration.............................30


IDS Life Insurance Company financial information.............................F-2

The Portfolio Guaranteed Term Annuity in Brief

In this prospectus, "we", "us" and "IDS Life" refer to IDS Life Insurance Company and "you" and "yours" refer to an owner who has been issued a contract.

The summary is incomplete. Do not rely on it as a description of your contract. For more complete information, you must read the entire prospectus. You can find more information about a topic in the summary by turning to the discussion beginning at the page listed after that topic in the summary.


Contracts: We are offering qualified and nonqualified group and individual market value annuities to members of a wrap-fee program sponsored by AEFA under which this contract is made available for non-tax qualified and tax qualified purchases. A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. However, the contract has features other than tax-deferral that may make it an appropriate investment for your retirement plan. You should compare these features and their costs with other investment options before deciding to purchase this contract.


These market value annuity contracts have a guaranteed interest rate that we credit to the purchase payment when it is held to the end of the guarantee period (the renewal date). Surrenders before the renewal date are subject to a market value adjustment.

Guarantee periods: When you make a payment under an application, you select a guarantee period from among those that we offer when we receive your application and payment. During this guarantee period, the purchase payment earns interest at the interest rate that we guarantee for your contract. We credit interest daily. Credited interest earns interest at the applicable guaranteed interest rate we establish. (p. 8)


Renewal guarantee periods: At the end of each guarantee period, a renewal guarantee period of one year will begin, unless you choose a different duration. You must choose the length of a renewal guarantee period during the 30 days before the end of the previous guarantee period. Failure to choose will result in an automatic renewal for a period of one year. Beginning on the first day of each renewal guarantee period the renewal value will earn interest at the renewal interest rate that we have guaranteed for your contract and the interest credited will earn interest at the renewal interest rate. (p. 9)

Surrenders: With some restrictions we permit partial or total surrenders without a surrender charge. We may delay payment of any surrender for a period up to 6 months from the date we receive notice of surrender or the period permitted by state law, if less. A delay of payment will not be for more than 7 days except under extraordinary circumstances. If we choose to exercise this right we will pay annual interest of at least 3% of any amounts delayed for more than 30 days. (p. 9)

Market value adjustment: A market value adjustment applies when the surrender occurs before the renewal date. No market value adjustment applies to any surrender at the end of a guarantee period. We find the market adjusted value using the rate we then are paying on purchase payments for new contracts for about the same time as the time remaining in your guarantee period. Generally, the amount of the market value adjustment depends a lot on interest rates on investments like those we could make with new contract purchase payments at the time you surrender and your time remaining to the end of the guarantee period. The market value adjustment may increase or decrease the value of your investment before the renewal date. The amount you receive on surrender could be less than your original purchase payment if interest rates increase. If interest rates decrease, the amount you receive on surrender may be more than your original purchase payment and accrued interest. The market adjusted value also affects settlements under an annuity payment plan. (p. 10)

Premium taxes: We may deduct premium taxes from the accumulation value of your contract. State premium taxes range from 0 to 3.5% of your gross purchase payments. (p. 12)

Death benefit prior to settlement: The contract provides for a guaranteed death benefit. If the annuitant or owner dies before the settlement date, we will pay to the owner or beneficiary the death benefit in place of any other payment under the contract. The amount of the death benefit will equal the accumulation value. (p. 12)


Choosing the settlement date and form of annuity: Beginning at a specified time in the future picked by the owner called the settlement date, we will pay the owner a lump sum payment or start to pay a series of payments. You may choose a series of payments under some annuity plans. (p. 13)

Key terms

In this prospectus, "we", "us" and "IDS Life" refer to IDS Life Insurance Company and "you" and "yours" refer to an owner who has been issued a contract.

These terms can help you understand details about your annuity:

Accumulation value - The value of the purchase payment plus interest credited, adjusted for any surrenders.

Annuitant - The person on whose life monthly annuity payments depend.

Annuity  -  A  contract   purchased  from  an  insurance   company  that  offers
tax-deferred growth of the purchase payment until earnings are withdrawn.

Cash surrender value - The market adjusted value is the cash surrender value. On the last day of a guarantee period, the cash surrender value is the accumulation value.


Contract - A deferred annuity contract, or a certificate showing your interest under a group annuity contract, that permits you to accumulate money for retirement by making a purchase payment. A contract provides for a lifetime or other forms of payouts beginning at a specified time in the future.


Contract anniversary - The same day and month as the contract date each year that the contract remains in force.

Contract date - The effective date of the contract as designated in the contract.

Current interest rate - The applicable interest rate contained in a schedule of rates established by us at our discretion from time to time for various guarantee periods.

Initial guarantee period - The period during which the initial guarantee rate will be credited.

Initial guarantee rate - The rate of interest credited to the purchase payment during the initial guarantee period.

Market adjusted value - The accumulation value increased or decreased by the market adjusted value formula, on any date before the end of the guarantee period.

Market value adjustment - The market adjusted value minus the accumulation value.

Owner - The person or entity to whom the annuity contract is issued.

Purchase payment - Payment made to IDS Life for an annuity.


Qualified annuity - A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)

o    Roth IRAs under Section 408A of the Code

o    SIMPLE IRAs under Section 408(p) of the Code

o    Simplified Employee Pension (SEP) plans under Section 408(v) of the Code

o    Plans under Section 401(k) of the Code

o Custodial and trusted pension and profit sharing plans under Section 401(a) of the Code

o    Tax-Sheltered Annuities (TSA's) under Section 403(b) of the Code

o Qualified annuity plans under Section 403 (a) of the Code o Governmental plans under Section 414(d) of the Code

o    Plans under Section 457 of the Code


A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax-deferred.

All other contracts are considered nonqualified annuities.

Renewal date - The first day of a renewal guarantee period. It will always be on a contract anniversary.

Renewal guarantee period - A renewal guarantee period will begin at the end of each guarantee period.

Renewal guarantee rate - The rate of interest credited to the renewal value during the renewal guarantee period as set at our discretion.

Renewal value - The accumulation value at the end of the current guarantee period.

Settlement - The application of contract value to provide annuity payments. If the settlement date is not the last day of a guarantee period, we apply the market adjusted value of the contract. On the last day of a guarantee period, we apply the accumulation value of the contract.

Settlement date - The date on which annuity payments are to begin.

Written request - A request in writing signed by you and delivered to us at our corporate office.

Description of contracts

General


This prospectus describes interests in qualified and nonqualified group and individual market value annuity contracts offered by IDS Life to members of a wrap-fee program sponsored by AEFA under which this contract is made available.


Further details about the wrap-fee program are outlined in the client service agreement for the program and in AEFA's Part II to Form ADV, including the Schedule H that is filed with the Part II materials. You may obtain these materials by calling 1-800-967-4377 (option 3). Please remember:

o    you cannot purchase this product unless you pay an annual wrap fee,

o if you stop participating in the wrap-free program, then you will no longer qualify for this contract, IDS Life will terminate your contract and you may lose money through a market value adjustment, and

o if IDS Life terminates your contract, IDS Life will give you the option of exchanging into another annuity product, which may contain higher fees, a lower guaranteed interest rate and a surrender charge.


A similar product is available outside of the wrap-fee program under which this contract is available. Depending on your individual circumstances, you may be better off purchasing the similar product that is available outside of the wrap-fee program. Please consult your financial advisor or call the telephone number on the front cover for more information.


As described in this prospectus, the contracts have an interest rate guaranteed by IDS Life that we credit to a purchase payment in the contract when the purchase payment stays in the contract to its renewal date. We credit interest daily to achieve a stated annual effective rate, based on a 365 day year. We do not pay interest on leap days (Feb. 29th). Surrenders prior to the renewal date are subject to a market value adjustment, income taxes, and a 10% tax penalty if withdrawn prior to age 59 1/2.

Application and purchase payment


To apply for a contract, you must complete an application and make a minimum purchase payment of $5,000. For individuals age 90 and younger, the maximum purchase payment is $1,000,000 without prior approval. This limit applies in total to all IDS Life annuities you own. If you purchase the contract to fund a tax-deferred retirement plan, that plan's limit on contributions also will apply. Once we apply a purchase payment to a contract, we do not permit any additional purchase payment under the contract.


We will return an improperly completed application, along with the corresponding purchase payment, five business days after we receive it.

A payment is credited to a contract on the date we receive a properly completed application at our corporate office along with the purchase payment. Interest is earned the next day. IDS Life then issues a contract and confirms the purchase payment in writing.

Right to cancel


State or federal law may give you the right to cancel the contract within a specific period of time after receipt of the contract and receive a refund of the entire purchase payment. For revocation to be effective, mailing or delivery of notice of cancellation must be made in writing to our corporate office at the following address: IDS Life Insurance Company, Attn: Transactions, 70100 AXP Financial Center, Minneapolis, MN 55474

Guarantee periods

You select the duration of the guarantee period from among those durations we offer when we receive your application and payment. As of the date of this prospectus, we are offering guarantee periods with annual durations from one to 10 years; however, the guarantee periods we offer in the future could be different. The duration selected will determine the guaranteed interest rate and the purchase payment (less surrenders made and less applicable premium taxes, if any) will earn interest at this guaranteed interest rate during the entire guarantee period. Interest is credited to your annuity daily. All interest rates we quote are effective annual interest rates. This refers to the rate that results after interest has compounded daily for a full year.

The example below shows how we will credit interest during the guarantee period. For the purpose of this example, we have made the assumptions as indicated.

Example of guaranteed rate of accumulation

Beginning account value: $50,000
Guaranteed period: 10 years
Guaranteed rate: 6% annual effective rate

           Interest credited to the     Cumulative interest       Accumulation
Year         account during year        credited to the account      value

1                 $3,000.00                   $3,000.00          $53,000.00
2                  3,180.00                    6,180.00           56,180.00
3                  3,370.80                    9,550.80           59,550.80
4                  3,573.05                   13,123.85           63,123.85
5                  3,787.43                   16,911.28           66,911.28
6                  4,014.68                   20,925.96           70,925.96
7                  4,255.56                   25,181.51           75,181.51
8                  4,510.89                   29,692.40           79,692.40
9                  4,781.54                   34,473.95           84,473.95
10                 5,068.44                   39,542.38           89,542.38

Guaranteed accumulation value at the end of 10 years is:
$50,000 + $39,542.38 = $89,542.38

Note: This example assumes no surrenders of any amount during the entire ten-year period. A market value adjustment applies to any interim surrender (see Surrenders). The hypothetical interest rates are only illustrations. They do not predict future interest rates to be declared under the contract. Actual interest rates declared for any given time may be more or less than those shown.

Renewal guarantee periods: At the end of any guarantee period, a renewal guarantee period will begin. We will notify you in writing about the renewal guarantee periods available before the renewal date. This written notification will not specify the interest rate for the renewal value. You may elect in writing, during the 30-day period before the end of the guarantee period, a renewal guarantee period of a different duration from among those we offer at that time. If you do not make an election, we will automatically apply the renewal value to a guarantee period of one year. In no event may renewal guarantee periods extend beyond the settlement date then in effect for the contract. For example, if the annuitant is age 82 at the end of a guarantee period and the settlement date for the annuitant is age 85, a three-year guarantee period is the maximum guarantee period that you may choose under the contract. The renewal value will then earn interest at a guaranteed interest rate that we have declared for this duration. We may declare new schedules of guaranteed interest rates as often as daily.

At the beginning of any renewal guarantee period, the renewal value will be the accumulation value at the end of the guarantee period just ending. We guarantee the renewal value with our general assets. This amount will earn interest for the renewal guarantee period at the then applicable guaranteed interest rate for the period selected. This rate may be higher or lower than the previous guaranteed interest rate.

At your written request, we will notify you of the renewal guarantee rates for the periods then available. You also may call us to ask about renewal guarantee rates.

Establishment of guaranteed interest rates: We will know the guaranteed interest rate for a chosen guarantee period at the time we receive a purchase payment or you renew an accumulation value. We will send a confirmation that will show the amount and the applicable guaranteed interest rate. The minimum guaranteed interest rate for renewal values is 3% per year. The rate on renewal values will be equal to or greater than the rate credited on new comparable purchase payments at that time.


The interest rates that IDS Life will declare as guaranteed rates in the future are determined by us at our discretion. We will determine the rates based on various factors including, but not limited to, the interest rate environment, returns available on investments backing these annuities (see Investments by IDS
Life), product design, competition and IDS Life's revenues and expenses. We cannot predict nor can we guarantee future guaranteed interest rates above the 3% rate.


Surrenders

General: Subject to certain tax law and retirement plan restrictions noted below, you may make total and partial surrenders under a contract at any time.

For all surrenders, we will reduce the accumulation value by the amount surrendered on the surrender date and that amount will be payable to the owner. We will also either reduce or increase the accumulation value by any market value adjustment applicable to the surrender. IDS Life will, on request, inform you of the amount payable in a total or partial surrender.


Any total or partial surrender may be subject to tax and tax penalties. Surrenders from certain tax qualified annuity also may be subject to 20% income tax withholding. (See Federal tax considerations.)


Tax-sheltered annuities: The Code imposes certain restrictions on an owner's right to receive early distributions attributable to salary reduction contributions from a contract purchased for a retirement plan qualified under
Section 403(b) of the Code as a tax-sheltered annuity (TSA).

Distributions attributable to salary reduction contributions made after Dec. 31, 1988, plus all earnings since Dec. 31, 1988, or to transfers or rollovers of such amounts from other contracts, may come from the TSA contract only if you have attained age 59-1/2, have become disabled as defined in the Code, have separated from the service of the employer that purchased the contract or have died.

Additionally, if you should encounter a financial hardship (within the meaning of the Code), you may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not of the earnings on them.

Even though these rules may permit a distribution (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% IRS penalty tax (in addition to income tax) as a premature distribution and to 20% income tax withholding. (See Federal tax considerations.)

These restrictions do not apply to transfers of contract value to another TSA investment vehicle available through the employer.

Partial surrenders: Unless we agree otherwise, the minimum amount you may surrender is $250. You cannot make a partial surrender if it would reduce the accumulation value of your annuity to less than $2,000.

You may request the net check amount you wish to receive. We will determine how much accumulation value needs to be surrendered to yield the net check amount after any applicable market value adjustment.

You may make a partial surrender request not exceeding $50,000 by telephone. We have the authority to honor any telephone partial surrender request believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as reasonable procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, we will take special measures to ensure that your call is answered as promptly as possible. We will not allow a telephone surrender request within 30 days of a phoned-in address change.

Total surrenders: We will compute the value of your contract at the next close of business after we receive your request for a complete surrender. We may ask you to return the contract.

Payment on surrender: We may defer payment of any partial or total surrender for a period not exceeding 6 months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will we defer a surrender payment more than 7 days, and if we defer payment for more than 30 days, we will pay annual interest of at least 3% on the amount deferred. While all circumstances under which we could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, our inability to liquidate assets due to a general financial crisis. If we intend to withhold payment more than 30 days, we will notify you in writing.

NOTE: We will charge you a fee if you request express mail delivery of your surrender check.

Market value adjustment

We guarantee the accumulation value, including the interest credited, if the contract is held until the end of the guarantee period. However, we will apply a market value adjustment if a surrender occurs prior to the end of the guarantee period. The market adjusted value also affects settlements under an annuity payment plan occurring at any time other than the last day of a guarantee period.

The market adjusted value is your accumulation value (purchase payment plus interest credited minus surrenders) adjusted by a formula. The market adjusted value reflects the relationship between the guaranteed interest rate on your contract and the interest rate we are crediting on new Portfolio Guarantee Term Annuity contracts with guarantee periods that are the same as the time remaining in your guarantee period.

The market adjusted value is sensitive to changes in current interest rates. The difference between your accumulation value and market adjusted value on any day will depend on our current schedule of guaranteed interest rates on that day, the time remaining in your guarantee period and your guaranteed interest rate.

Upon surrender your market adjusted value may be greater than your contract's accumulation value, equal to it or less than it depending on how the guaranteed interest rate on your contract compares to the interest rate of a new Portfolio Guaranteed Term Annuity for the same number of years as the guarantee period remaining on your contract.

Before we look at the market adjusted value formula, it may help to look in a general way at how comparing your contract's guaranteed rate and the rate for a new contract affects your market adjusted value.

Relationship between your contract's guaranteed rate and new contract for the same number of years as the guaranteed period remaining on your contract:

If your annuity rate is:                           Your market adjusted value will be:

greater than the new annuity rate + .25%           greater than your accumulation value

equal to the new annuity rate + .25%               equal to your accumulation value

less than the new annuity rate + .25%              less than your accumulation value

Let's look at two examples. In order to do so, let's make these assumptions:

o    You bought a contract and chose a guarantee period of 10 years.

o We guarantee an interest rate of 4.5% annually for your 10-year guarantee period.

o After 3 years you decide to surrender your contract. In other words, you decide to surrender your contract when you have 7 years left in your guarantee period.

Remember that your market adjusted value depends partly on the interest rate of a new Portfolio Guaranteed Term Annuity for the same number of years as the guarantee period remaining on your contract.
In this case, that is 7 years.

Now let's look at our examples. For our first example, remember that your contract is earning 4.5%. Let's assume that new contracts that we offer with a 7-year guarantee period are earning 5.0%. We add 0.25% to the 5.0% rate to get 5.25%. Your contract's 4.5% rate is less than the 5.25% rate and, as reflected in the table above, your market adjusted value will be less than your accumulation value.

For our second example, remember again that your contract is earning 4.5%. Let's assume that new contracts that we offer with a 7-year guarantee period are earning 4.0%. We add 0.25% to the 4.0% rate to get 4.25%. Your contract's 4.5% rate is greater than the 4.25% rate and, as reflected in the table above, your market value will be greater than your accumulation value.

Market adjusted value formula:

Market adjusted value =              (Renewal value)
                                ------------------------
                                 (1 + ic + .0025)(N + t)

Renewal value       --   The  accumulation  value  at the  end  of  the  current
                         guarantee period

        ic          --   The current  interest  rate  offered for new  Portfolio
                         Guaranteed Term Annuity contract sales and renewals for the number of years remaining in the guarantee period

         N          --   The number of complete contract years to the end of the
                         current guarantee period

         t          --   The fraction of the contract year  remaining to the end
                         of the contract year (for example, if 180 days remain in a 365 day contract year, t would be .493)

We periodically  declare at our discretion the current guaranteed  interest rate
(ic). It is the rate we are then paying on purchase payments and renewals paid under this class of contracts for guarantee period durations equaling the remaining guarantee period duration of the contract to which the formula is being applied. If the remaining guarantee period is a number of complete years, we will use the specific complete year guarantee rate. If the remaining guarantee period is less than 1 year, we will use the one year guarantee rate. If the remaining guarantee period is a number of complete years plus fractional years, we will determine the rate by straight line interpolation between the two years' rates. For example, if the remaining guarantee period duration is 8.5 years, and the current guaranteed interest rate for 8 years is 4% and for 9 years is 5%, IDS Life will use a guaranteed interest rate of 4.5%.

Market value adjustment formula:

Market value adjustment = Market adjusted value less accumulation value

For an illustration showing an upward and downward adjustment, see Appendix B.

Premium taxes


We reserve the right to deduct an amount from the accumulation value of the contract at the time that any applicable premium taxes assessed against IDS Life or otherwise not previously deducted are payable. If a tax is payable at the time of the purchase payment and we choose to not deduct it at that time, we further reserve the right to deduct it at a later date. Current premium taxes range in an amount up to 3.5% depending on jurisdiction.


Death benefit prior to settlement

If the annuitant or owner dies before the settlement date, the death benefit payable to the beneficiary will equal the accumulation value.

If your spouse is sole beneficiary or joint owner: Unless you have given us other written instructions, if you, as owner or joint owner, die before the settlement date and your spouse is the only beneficiary or joint owner with a right of survivorship, your spouse may keep the annuity as owner. To do this, your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.


Section 401(k) plans, TSAs, Section 457 plans, custodial and trusteed plans, and IRAs, Roth IRAs, SIMPLE IRAs and SEPs: If the contract is purchased under a
Section 401(k) plan, Section 403(b) plan, Section 457 plan, custodial or trusteed plan or for an IRA, Roth IRA, SIMPLE IRA or SEP, and we receive proof of the annuitant's death before the settlement date, we will pay the beneficiary the death benefit described above. If the annuitant dies before reaching the settlement date and the spouse is the only beneficiary, the spouse may keep the contract in force until the date on which the annuitant would have reached 70-1/2 or any other date permitted by the Code. To do this, the spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Paying the beneficiary: Unless you have given us other written instructions, we will pay the beneficiary in a single payment. The beneficiary may choose to receive this payment at any time within 5 years after the date of death. Payment from a qualified annuity (except an IRA, Roth IRA, SIMPLE IRA, SEP or Section 457 plan) made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. We may make payments under any payment plan available under this contract if:


o the beneficiary asks us in writing within 60 days after we receive proof of death;

o payments begin no later than one year after death or any other date permitted by the Code; and

o the payment period does not extend beyond the beneficiary's life or life expectancy.

We will determine the accumulation value at the next close of business after our death claim requirements are fulfilled. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Statement

Prior to the settlement date, at least annually, we will send a statement showing a summary of the contract.

Choosing the settlement date and form of annuity

When we process your application, we will establish the settlement date to the maximum age or date as specified below. You can also select a date within the maximum limits. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payouts begin.


For nonqualified annuities and Roth IRAs, the settlement date cannot be later than the latest of:


o    the contract anniversary nearest the annuitant's 85th birthday; or

o    the 10th contract anniversary.


For qualified annuities except Roth IRAs, to avoid IRS penalty taxes, the settlement date generally must be:


o    on or after the date the annuitant reaches age 59-1/2;

o for IRAs, SIMPLE IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2 or, if later, retires; except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70-1/2.

If you are taking the minimum IRA or TSA distributions as required by the Code from another tax qualified investment, or in the form of partial surrenders from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary.

Annuity payments: The first payment will be made as of the settlement date. Once annuity payments have started for an annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum in lieu of payments.

Death after settlement date: If you or the annuitant dies after the settlement date, the amount payable to the beneficiary, if any, will continue as provided in the annuity payment plan then in effect.

Annuity plans: There are different ways to receive annuity payments. We call these plans. You may select one of these plans, or another payment arrangement to which we agree, by giving us written notice at least 30 days before the settlement date.

You may ask us to apply the market adjusted value (less applicable premium taxes, if any) on the settlement date under any of the annuity plans described below, but in the absence of an election, we will apply the market adjusted value on the settlement date under Plan B to provide a life annuity with 120 monthly payments certain.

If the amount to be applied to an annuity plan is not at least $2,000 or if payments are to be made to other than a natural person, we have the right to make a lump sum payment of the cash surrender value. If a lump sum payment is from a qualified annuity (except an IRA, SIMPLE IRA, SEP or Section 457 plan), 20% income tax withholding may apply.

o Plan A - This provides monthly annuity payments for the lifetime of the annuitant. We will not make payments after the annuitant dies.

o Plan B - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a period of at least 5, 10 or 15 years. You must select the period.

o Plan C - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by us that payments will be made for a certain number of months. We determine the number of months by dividing the market adjusted value applied under this plan by the amount of the monthly annuity payment.

o Plan D - We call this a joint and survivor life annuity. Monthly payments will be paid while both the annuitant and a joint annuitant are living. When either the annuitant or joint annuitant dies, we will continue to make monthly payments until the death of the surviving annuitant. We will not make payments after the death of the second annuitant.

o Plan E - This provides monthly fixed dollar annuity payments for a period of years that you elect. The period of years may be no less than 10 nor more than 30.


Other income plan options may be available.

The contract provides for annuity payment plans on a fixed basis only. The amount of the annuity payment will depend on:

-- the market adjusted value (less any applicable premium tax not previously deducted) on the date;

-- the annuity table we are then using for annuity settlements (never less than the table guaranteed in the contract);

--   the annuitant's age; and

--   the annuity payment plan selected.

The tables for Plans A, B, C and D are based on the "1983 Individual Annuitant Mortality Table A" and an assumed rate of 3% per year. The table for Plan E is based on an interest rate of 3%. IDS Life may, at our discretion, if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments.


Restrictions for some tax-deferred plans: If you purchased a qualified annuity, you must select a payment plan that provides for payments:


o    during the life of the annuitant;

o    during the joint lives of the annuitant and beneficiary;

o    for a period not exceeding the life expectancy of the annuitant; or

o for a period not exceeding the joint life expectancies of the annuitant and beneficiary.


You also must refer to the terms of the tax-deferred retirement plan and applicable law for any limitations or restrictions on the settlement date or annuity payment plan that you may select.

Amendment, distribution, assignment and termination of contracts

Amendment of contracts

We reserve the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

Distribution of contracts

IDS Life is the principal underwriter for the contracts. IDS Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (1934 Act) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. IDS Life may enter into selling agent agreements with certain broker-dealers registered under the 1934 Act. IDS Life will pay a maximum commission of 5% of the purchase payment for the sale of a contract. In the future, we may pay a commission on an election of a subsequent guarantee period by an owner. American Express Financial Advisors Inc., an affiliate of IDS Life, is the sponsor of the wrap-fee program under which this contract is made available.

Assignment of contracts


You may change ownership of your annuity at any time by filing a change of ownership form with us at our corporate office. No change of ownership will be binding upon us until we receive and record it. If you have a tax-deferred retirement plan, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than IDS Life; provided, however, that if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

The value of any part of a nonqualified annuity assigned or pledged is taxed like a cash withdrawal to the extent allocable to investment in annuity contracts after Aug. 13, 1982.

Transfer of a nonqualified annuity to another person without adequate consideration is considered a gift and the transfer will be considered a surrender of the contract for federal income tax purposes. The income in the contract will be taxed to the transferor who may be subject to the 10% IRS penalty tax for early withdrawal. The transferee's investment in the annuity will be the value of the annuity at the time of the transfer. Consult with your tax advisor before taking any action.


Termination of contracts

If your participation in the wrap-fee program is terminated, you will no longer qualify for this contract and your contract will be terminated. Your contract will be subject to a market value adjustment unless the termination occurs at the end of a guarantee period. Upon termination, you will be given the option of exchanging into another annuity product, which may contain higher fees, a lower guaranteed interest rate and a surrender charge.

Federal tax considerations

Under current law, there is no liability for federal income tax on any increase in the annuity's value until payments are made (except for change of ownership discussed above in "Assignment of contracts"). However, since federal tax consequences cannot always be anticipated, you should consult a tax advisor if you have any questions about the taxation of your annuity contract.


You are not taxed on your purchase payment. Your purchase payment generally includes purchase payments made with after-tax dollars. If the purchase payment was made by you or on your behalf with pre-tax dollars as part of a tax-deferred retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you. The contract will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred.


If you surrender part or all of your contract before the date on which you have decided to begin to receive annuity payments, you will be taxed on the payments which you receive, to the extent that the value of your contract exceeds your investment in the contract, and you may have to pay an IRS penalty tax for early withdrawal.


If you begin receiving annuity payments under a nonqualified annuity, a portion of each payment will be subject to tax and a portion of each payment will be considered to be part of your investment in the contract and will not be taxed. All amounts received after your investment in the contract is recovered will be subject to tax. If you begin receiving payments from a qualified annuity, all of the payments generally will be subject to taxation except to the extent that the contributions were from after-tax dollars.

Unlike life insurance proceeds, the death benefit under an annuity contract (except Roth IRAs) is not tax exempt. The gain, if any, is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments. The gain is subject to income tax, not estate or inheritance tax. The tax benefit under a Roth IRA generally is not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company to the same contract owner during a calendar year are to be treated as a single, unified contract. The amount of income included and taxed in a distribution (or a transaction deemed a distribution under tax law) taken from any one of such contracts is determined by summing all such contracts.

The income earned on a nonqualified annuity held by such entities as corporations, partnerships or trusts generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will continue to be tax-deferred.


If you receive amounts from your contract before reaching age 59-1/2, you may have to pay a 10% IRS penalty on the amount includible in your ordinary income. If you receive amounts from your SIMPLE IRA before reaching age 59-1/2, generally the IRS 10% penalty provisions apply. However, if you receive these amounts before age 59-1/2 and within the first two years of your participation in the SIMPLE IRA plan, the IRS penalty will be assessed at the rate of 25% instead of 10%. However, this penalty will not apply to any amount received:

o    after you reach age 59-1/2;

o    because of your death;

o    because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments over your life or life expectancy (or joint lives or life expectancies of you and your designated beneficiary); or

o if it is allocable to a purchase payment before Aug. 14, 1982 (except for contracts in tax-deferred retirement plan).


These are the major exceptions to the 10% IRS penalty tax. Additional exceptions may apply depending upon whether or not the annuity is qualified. For qualified annuities, other penalties apply if you surrender an annuity bought under your plan before the plan specifies that payments can be made under the plan.


In general, if you receive all or part of the contract value from an annuity, withholding may be imposed against the taxable income portion of the payment. Any withholding that is done represents a prepayment of your tax due for the year. You take credit for such amounts on the annual tax return that you file.

If the payment is part of an annuity payment plan, the amount of withholding generally is computed using payroll tables. You can provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full surrender), withholding is computed using 10% of the taxable portion. Similar to above, as long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

If a distribution is taken from a contract offered under a Section 457 Plan (deferred compensation plan of state and local governments and tax-exempt organizations), withholding is computed using payroll methods depending upon the type of payment.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, any payment from which federal withholding is deducted may also have state withholding deducted.

The withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.


If you receive all or part of the contract value from a qualified annuity (except an IRA, Roth IRA, SIMPLE IRA, SEP or Section 457 plan), a mandatory 20% income tax withholding generally will be imposed at the time the payment is made. In addition, federal income tax and the 10% IRS penalty tax for early withdrawals may apply to amounts properly includible in income. This mandatory 20% income tax withholding will not be imposed if:


o instead of receiving the payment, you elect to have the payment rolled over directly to an IRA or another eligible plan;

o the payment is one of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your designated beneficiary) or made over a period of 10 years or more; or

o    the payment is a minimum distribution required under the Code.

These are the major exceptions to the mandatory 20% income tax withholding. Payments made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. For taxable distributions that are not subject to the mandatory 20% withholding, federal income tax will be withheld from the taxable part of your distribution unless you elect otherwise. State withholding also may be imposed on taxable distributions.

You will receive a tax statement for any year that you receive a taxable distribution from your annuity contract according to our records.

We intend the contract to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.

Our discussion of federal tax laws is based upon our understanding of these laws as they are currently interpreted. Either federal tax laws or current interpretations of them may change. You are urged to consult your tax advisor concerning your specific circumstances.

The Company

Business


IDS Life is a stock insurance company organized in 1957 under the laws of the State of Minnesota. IDS Life is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. IDS Life acts as a direct writer of insurance policies and annuities and as the investment manager of various investment companies. IDS Life is licensed to write life insurance and annuity contracts in 49 states and the District of Columbia. The headquarters of IDS Life is 200 AXP Financial Center, Minneapolis, MN 55474.

IDS Life files reports on Forms 10-K and 10-Q with the Securities and Exchange Commission (SEC). The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


Investments by IDS Life


IDS Life must invest its assets in its general account in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, asset-backed securities, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts, and other general account products, will be funded by the general account.

We intend to construct and manage the investment portfolio relating to these market value annuity contracts using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guaranteed interest periods. These instruments include, but are not necessarily limited to, the following:


o    Securities   issued   by  the   U.S.   government   or  its   agencies   or
     instrumentalities, which issues may or may not be guaranteed by the U.S. government;


o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by the nationally recognized rating agencies or are rated in the two highest grades by the National Association of Insurance Commissioners;


o Debt instruments that are unrated, but which are deemed by IDS Life to have an investment quality within the four highest grades;

o Other debt instruments, which are rated below investment grade, limited to 15% of assets at the time of purchase; and

o Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

Selected financial data


You should read the following  selected  financial  data for IDS Life  Insurance
Company and its subsidiaries in conjunction with the consolidated financial statements and notes included in the prospectus beginning on page F-2.


                                                        Years ended Dec. 31, (thousands)
                                       1999           1998           1997           1996            1995


Premiums                           $   255,427   $    229,430     $   206,494   $    182,921    $   161,530
Net investment income                1,919,573      1,986,485       1,988,389      1,965,362      1,907,309
Net realized (loss) on                  26,608          6,902             860           (159)        (4,898)
investments
Other                                1,140,529        785,022         682,618        574,341        472,035
Total revenues                     $ 3,086,710   $  3,007,839     $ 2,878,361   $  2,722,465    $ 2,535,976
Income before income taxes         $   904,317   $    775,792     $   680,911   $    621,714    $   560,782
Net income                         $   636,453   $    540,111     $   474,247   $    414,576    $   364,940
Total assets                       $64,441,538   $ 56,550,563     $52,974,124   $ 47,305,981    $42,900,078



Management's discussion and analysis of consolidated financial condition and results of operations.

1999 Compared to 1998:

Consolidated net income increased 18 percent to $636 million in 1999, compared to $540 million in 1998. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges. These increases reflect higher average insurance and annuities in force during 1999.

Consolidated income before income taxes totaled $904 million in 1999, compared with $776 million in 1998.

Total premiums and investment contract deposits received increased to $5.0 billion in 1999, compared with $4.4 billion in 1998. This increase is primarily due to an increase in variable annuity deposits in 1999.

Total revenues increased to $3.1 billion in 1999, compared with $3.0 billion in 1998. The increase is primarily due to increased policyholder and contractholder charges and management fees. Net investment income, the largest component of revenues, decreased slightly from the prior year, reflecting decreases in investments owned and investment yields.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 7 percent to $412 million in 1999, compared with $384 million in 1998. This increase reflects increased total life insurance in force, which grew 10 percent to $89 billion at December 31, 1999.

Net realized gain on investments increased to $27 million in 1999, compared to $7 million in 1998. The increase was primarily due to the sale of available for sale fixed maturity investments at a gain as well as a decrease in the allowance for mortgage loan losses based on management's regular evaluation of allowance adequacy.

Management and other fees increased 18 percent to $473 million in 1999, compared with $401 million in 1998. This is primarily due to an increase in separate account assets, which grew 31 percent to $35.9 billion at December 31, 1999, due to market appreciation and sales. The Company provides investment management services for mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses decreased slightly to $2.2 billion in 1999. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, decreased to $1.2 billion, reflecting a decrease in fixed annuities in force. Amortization of deferred policy acquisition costs decreased to $333 million, compared to $383 million in 1998. This decrease was due primarily to the impact of changing prospective separate account investment performance assumptions.

Other insurance and operating expenses increased 17 percent to $335 million in 1999, compared to $287 million in 1998. This increase is primarily a result of business growth and technology costs related to growth initiatives.

1998 Compared to 1997:

Consolidated net income increased 14 percent to $540 million in 1998, compared to $474 million in 1997. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges. These increases reflect higher average insurance and annuities in force during 1998.

Consolidated income before income taxes totaled $776 million in 1998, compared with $681 million in 1997.

Total premiums and investment contract deposits received decreased to $4.4 billion in 1998, compared with $5.2 billion in 1997. This decrease is primarily due to a decrease in sales of fixed annuities in 1998, reflecting the low interest rate environment.

Total revenues increased to $3.0 billion in 1998, compared with $2.9 billion in 1997. The increase is primarily due to increased policyholder and contractholder charges and management fees. Net investment income, the largest component of revenues, decreased slightly from the prior year, reflecting slight decreases in investments owned and investment yields.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 12 percent to $384 million in 1998, compared with $342 million in 1997. This increase reflects increased total life insurance in force, which grew 8 percent to $81 billion at December 31, 1998.

Management and other fees increased 18 percent to $401 million in 1998, compared with $341 million in 1997. This is primarily due to an increase in separate account assets, which grew 18 percent to $27.3 billion at December 31, 1998, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.2 billion in 1998. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, decreased to $1.3 billion, reflecting a decrease in fixed annuities in force and lower interest rates. Amortization of deferred policy acquisition costs increased to $383 million, compared to $323 million in 1997. This increase was due primarily to increased aggregate amounts in force, as well as accelerating amortization to reflect actual lapse experience on certain fixed annuities.

Risk Management

The sensitivity analysis of two different tests of market risk discussed below estimates the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in equity prices. Computations of the prospective effects of hypothetical interest rate and equity price changes are based on numerous assumptions, including relative levels of market interest rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

The Company primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to contractholders' accounts. The Company does not invest in securities to generate trading profits.

The Company has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

Rates credited to contractholders' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps, swaps and floors, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to contractholders' accounts.

The negative effect on the Company's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at December 31, 1999, would be approximately $11 million.

On a certain annuity product, the interest is credited to contractholders' accounts based upon the relative change in a major stock market index between the beginning and end of the product's term. As a means of hedging the Company's obligation under the provisions of this product, the committee's strategy is to purchase and write options on the major stock market index.

The amount of the fee income the Company receives is based upon the daily market value of the separate account assets. As a result, the Company's fee income would be negatively impacted by a decline in the equity markets. Another part of the committee's strategy is to enter into index option collars (combination of puts and calls) for hedging purposes. These derivatives protect fee income by providing option income when there is a significant decline in the equity markets. The Company finances the cost of this protection through selling a portion of the upside potential from an increasing market through written options.

The negative effect on the Company's pretax earnings of the 10% decline in equity prices would be approximately $45 million based on assets under management and the index options as of December 31, 1999.

Liquidity and Capital Resources

The liquidity requirements of the Company are met by funds provided by premiums, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

The Company has available lines of credit with its parent aggregating $200 million ($100 million committed and $100 million uncommitted). The line of credit is used strictly as a short-term source of funds. Borrowings outstanding were $50,000 uncommitted at December 31, 1999. At December 31, 1999, outstanding reverse repurchase agreements totaled $130 million.

At December 31, 1999, investments in fixed maturities comprised 81 percent of the Company's total invested assets. Of the fixed maturity portfolio, approximately 31 percent is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At December 31, 1999, approximately 14 percent of the Company's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. The Company has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At December 31, 1999, net unrealized depreciation on fixed maturities held to maturity included $97 million of gross unrealized appreciation and $147 million of gross unrealized depreciation. Net unrealized depreciation on fixed maturities available for sale included $71 million of gross unrealized appreciation and $725 million of gross unrealized depreciation.

At December 31, 1999, the Company had an allowance for losses for mortgage loans totaling $28 million and for real estate investments totaling $nil.

The economy and other factors have caused a number of insurance companies to go under regulatory supervision. This circumstance has resulted in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. The Company established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. The Company has also estimated the potential effect of future assessments on the Company's financial position and results of operations and has established a reserve for such potential assessments. The Company has adopted Statement of Position 97-3 providing guidance when an insurer should recognize a liability for guaranty fund assessments. The SOP is effective for fiscal years beginning after December 15, 1998. Adoption did not have a material impact on the Company's results of operations or financial condition.

In the first quarter of 2000, the Company paid a $70 million dividend to its parent. In 1999, dividends paid to its parent were $350 million.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of

December 31, 1999, the Company's total adjusted capital was well in excess of the levels requiring regulatory attention.

Year 2000 Issue

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDS Life and the variable accounts. All of the major systems used by IDS Life and the variable accounts are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. IDS Life's and the variable accounts' businesses are heavily dependent upon AEFC's computer systems and have significant interaction with systems of third parties.

A comprehensive review of AEFC's computer systems and business processes, including those specific to IDS Life and the variable accounts, was conducted to identify the major systems that could be affected by the Year 2000 issue. Steps were taken to resolve potential problems including modification to existing software and the purchase of new software. As of Dec. 31, 1999, AEFC had completed its program of corrective measures on its internal systems and applications, including Year 2000 compliance testing. As of Dec. 31, 1999, AEFC had also completed an evaluation of the Year 2000 readiness of other third parties whose system failures could have an impact on IDS Life's and the variable accounts' operations.

AEFC's Year 2000 project also included establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. At Dec. 31, 1999, these plans had been amended to include specific Year 2000 considerations.

In assessing its Year 2000 initiatives and the results of actual production since Jan. 1, 2000, management believes no material adverse consequences were experienced, and there was no material effect on IDS Life's and the variable accounts' business, results of operations, or financial condition as a result of the Year 2000 issue.

Reinsurance

The maximum amount of life insurance risk retained by IDS Life is $750,000 on any policy insuring a single life and $1,500,000 on any policy insuring a joint-life combination. Beginning in 1999, IDS Life retains only 20% of the mortality risk on new variable universal life insurance policies. Risk not retained is reinsured with other life insurance companies, primarily on a yearly renewable term basis. At December 31, 1999, traditional life and universal life-type insurance in force aggregated $89 billion, of which $8.3 billion was reinsured.

Reserves

In accordance with the insurance laws and regulations under which IDS Life operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life and health insurance policies and annuity contracts. Reserves for policies and contracts are based on mortality and morbidity tables in general use in the United States. These reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at assumed rates, will be sufficient to meet IDS Life's policy obligations at their maturities or in the event of an insured's death. In the accompanying financial statements, these reserves are determined in accordance with generally accepted accounting principles. (See Note 1, "Liabilities for future policy benefits," in the "Notes to Consolidated Financial Statements.")

Investments
Our total investments of $24,880,849 at December 31, 1999, 28% was invested in mortgage-backed securities, 53% in corporate and other bonds, 15% in primary mortgage loans on real estate and the remaining 4% in other investments.

Competition
IDS Life is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 1,600 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life-Health edition, 1999, assigned IDS Life one of its highest classifications, A+ (Superior).

Employees
As of Dec. 31, 1999, IDS Life and its subsidiaries had 315 employees; including 267 employed at the corporate office in Minneapolis, MN, 9 employed at the American Centurion Life Assurance Company, located in Albany, NY and 39 employed at IDS Life Insurance Company of New York, located in Albany, NY.


Properties
IDS Life occupies office space in Minneapolis, MN, which is rented by its parent, AEFC. IDS Life reimburses AEFC for rent based on direct and indirect allocation methods. Facilities occupied by IDS Life and our subsidiaries are believed to be adequate for the purposes for which they are used and are well maintained.

State regulation
IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering our operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. The Company's books and accounts are subject to review by the Minnesota Department of Commerce at all times. Such regulation does not, however, involve any supervision of the account's management or the company's investment practices or policies. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of IDS Life's operations is conducted periodically by the National Association of Insurance Commissioners.

Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Directors and executive officers

The members of the Board of Directors and the principal executive officers of IDS Life, together with the principal occupation of each during the last five years, are as follows:

Directors*

David R. Hubers
Born in 1943

Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director since January 1984. Senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling
Born in 1940

Director since February 1984; president since March 1994. Executive vice president, Marketing and Products from January 1988 to March 1994. Senior vice president, AEFC, since May 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers and president of IDS Life Variable Annuity Funds A and B.

Paul F. Kolkman
Born in 1946

Director since May 1984; executive vice president since March 1994; vice president, Finance from May 1984 to March 1994; vice president, AEFC, since January 1987. Vice president and chief actuary of IDS Life Series Fund, Inc.

Paula R. Meyer
Born in 1954

Director and executive vice president since 1998; Vice President, AEFC since 1998; Piper Capital Management (PCM) President from October 1997 to May 1998; PCM Director of Marketing from June 1995 to October 1997; PCM Director of Retail Marketing from December 1993 to June 1995.

James A. Mitchell
Born in 1941

Chairman of the board since March 1994; director since July 1984; chief executive officer from November 1986 to March 1999; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.


Pamela J. Moret
Born in 1956

Director since March 2000; executive vice president - Variable Assets since 1997; vice president- Retail Service Group, AEFC, from 1996 to 1997; and vice president - Communications, AEFC from 1993 to 1996.


Barry J. Murphy
Born in 1951

Director and executive vice president, Client Service, since March 1994; senior vice president, AEFC, since May 1994; senior vice president, Travel Related Services (TRS), a subsidiary of American Express Company, from July 1992 to April 1994; vice president, TRS, from November 1989 to July 1992.

Stuart A. Sedlacek
Born in 1957

Director since 1994, executive vice president since 1998; executive vice president, Assured Assets from March 1994 to 1998; senior vice president and chief financial officer, AEFC, since 1998; vice president, AEFC, from September 1988 to 1998.

Officers other than directors*

Timothy V. Bechtold
Born in 1953

Executive vice president, Risk Management Products since 1995; vice president, Risk Management, AEFC since 1995; and vice president, Insurance Product Development from 1989 to 1995.

Mark W. Carter
Born in 1954

Executive vice president, Marketing since 1997; senior vice president and chief marketing officer, AEFC since 1997; vice president of TVSM Inc. from 1996 to 1997; and regional vice president and general manager of ADVO Inc. from 1991 to 1996.

Lorraine R. Hart
Born in 1951

Vice president, Investments since 1992; vice president, Insurance Investments, AEFC since 1998; and vice president, Investments, IDS Certificate Company since 1994.

Jeffrey S. Horton
Born in 1961

Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies
- Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from May 1994 to July 1997; director of finance and analysis, Corporate Treasury, AEFC, from June 1990 to May 1994.


William A. Stoltzmann
Born in 1948

Vice president, general counsel and secretary since 1989; vice president and assistant general counsel, AEFC, since November 1985.

Phillip C. Wentzel
Born in 1961


Vice president and controller since 1998; vice president - Finance, Risk Management Products, AEFC since 1997; and director of financial reporting and analysis from 1992 to 1997.

1*The address for all of the directors and principal officers is: 200 AXP Financial Center, Minneapolis, MN 55474.


Executive compensation

Executive officers of IDS Life also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in the most recent calendar year to IDS Life and its affiliates. The table also shows the total cash compensation paid to all executive officers of IDS Life, as a group, who were executive officers at any time during the most recent calendar year.

Name of individual or number in group                                                      Cash
                                         Position held                                     compensation
---------------------------------------- ------------------------------------------------- ------------------
Five most highly compensated                                                               $12,688,646
executive officers as a group:

James A. Mitchell                        Chairman of the Board

Richard W. Kling                         President and Chief Executive Officer




Barry J. Murphy                          Exec. Vice President, Client Service

Stuart A. Sedlacek                       Executive Vice President

Lorraine Hart                            Vice President, Investments


All executive officers as a group (13)                                                     $16,637,116


Security ownership of management

IDS Life's directors and officers do not beneficially own any outstanding shares of stock of IDS Life. All of the outstanding shares of stock of IDS Life are beneficially owned by its parent, American Express Financial Corporation. The percentage of shares of American Express Financial Corporation owned by any director, and by all directors and officers of IDS Life as a group, does not exceed 1% of the class outstanding.

Legal proceedings


A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. The action was brought by individuals who replaced an existing IDS Life insurance policy with a new IDS Life policy. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. IDS Life and AEFC filed an answer to the complaint on February 18, 1997, denying the allegations. A second action, entitled Arnold Mork, Isabella Mork, Ronald Melchart and Susan Melchart vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21,1997. In addition to claims that are included in the Benacquisto lawsuit, the second action includes an allegation of improper replacement of an existing IDS Life annuity contract. A subsequent class action, Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, was filed in the same court on
October 13, 1998 alleging that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRAs) was done through deceptive marketing practices, which IDS Life denies. Plaintiffs in each of the above actions seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues.

IDS Life is included as a party to a preliminary settlement of all three class action lawsuits. We believe this approach will put these cases behind us and provide a fair outcome for our clients. Our decision to settle does not include any admission of wrongdoing. We do not anticipate that this proposed settlement or any other lawsuits in which IDS Life is a defendant, will have a material adverse effect on our financial condition.


Experts


Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company at Dec. 31, 1999 and 1998, and for each of the three years in the period ended Dec. 31, 1999, as set forth in their report. We've included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Appendix A

Partial surrender illustration

Involving a market value adjustment

Annuity assumptions:
Single payment    $10,000
Guarantee period  10 years
Guarantee rate (ig)        6% effective annual yield

                        End of contract year accumulation
                                     values
           Contract year                       if no surrenders
------------------------------------- -----------------------------------
                 1                            $    10,600.00
                 2                                 11,236.00
                 3                                 11,910.16
                 4                                 12,624.77
                 5                                 13,382.26
                 6                                 14,185.19
                 7                                 15,036.30
                 8                                 15,938.48
                 9                                 16,894.79
                 10                                17,908.48

Partial surrender assumptions:

On the first day of your 4th contract year you request a partial surrender of:

Example I       --   $2,000 of your accumulation value
Example II      --   A $2,000 net surrender check

The accumulation value surrendered is subject to a market value adjustment.

The current rate (ic) for applicable new sales and renewals = 5.5%

The number of full years left in your guarantee period (N) = 7

The number of fractional years left in your guarantee period (t) = 0

Example I - $2,000 of accumulation value surrendered

What will be your market value adjustment amount?

The market adjusted value of your $2,000 partial surrender will be:

         Renewal value of accumulation value surrendered
         -----------------------------------------------
                      (1 + ic + .0025)(N + t)

                 =      $2,000 (1 + ig)(7)
                        -------------------
                        (1 + ic + .0025)(7)

                 =       $2,000 (1.06)(7)
                         ----------------
                            (1.0575)(7)

                 =          $2,033.33

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

$2,033.33 - $2,000 = $33.33

(NOTE: This market value adjustment is positive. In other cases the market value adjustment may be negative.)

What net amount will you receive?

Your contract's accumulation value will decrease by $2,000 and we will send you a check for:

Accumulation value surrendered                     $2,000.00
Market value adjustment                                33.33
Net surrender amount                               $2,033.33

Example II - $2,000 net surrender check requested

What will be the accumulation value surrendered?

Tell us if you want a specific net surrender check amount. We will work backwards using an involved formula to determine how much accumulation value must be surrendered to result in a net check to you for a specific amount. For a $2,000 net check to you, the formula results in $1,967.21 of accumulation value to be surrendered.

What will be your market value adjustment amount?

The market adjusted value is:

                 Renewal value of accumulation value surrendered
                 -----------------------------------------------
                         (1 + ic + .0025)(N + t)

                         =     $1,967.21 (1 + ig)(7)
                               -------------------
                                (1 + ic + .0025)7

                         =      $1,967.21 (1.06)7
                                -----------------
                                    (1.0575)7

                         =          $2,000.00

The market value adjustment = the market adjusted value surrendered less the accumulation value surrendered

$2,000.00 - $1,967.21 = $32.79

(NOTE: This market value adjustment is positive. In other cases the market value adjustment may be negative.)

What net amount will you receive?

Your contract's accumulation value will decrease by $1,967.21 and we will send you a check for:

Accumulation value surrendered                   $1,967.21
Market value adjustment                              32.79
Net surrender amount                             $2,000.00

Appendix B

Market value adjustment illustration

Annuity assumptions:
Single payment             $50,000
Guarantee period           10 years
Guarantee rate             6% effective annual yield

Market adjustment assumptions: These examples show how the market value adjustment may affect your contract values. The surrenders in these examples occur one year after the contract date. There are no previous surrenders.

The accumulation value at the end of one year is $53,000. If there aren't any surrenders, the renewal value at the end of the 10 year guarantee period will be $89,542.38.

The market value adjustment is based on the rate we are crediting (at the time of your surrender) on new contracts with the same length guarantee period as the time remaining in your guarantee period. After one year, you have 9 years left of your 10 year guarantee period.

Example I shows a downward market value adjustment. Example II shows an upward market value adjustment.

Market adjusted value formula:

Market adjusted  value  =  (Renewal  value)
                         -----------------------
                         (1 + ic + .0025)(N + t)

Renewal value       --   The  accumulation  value  at the  end  of  the  current
                         guarantee period

        ic          --   The current  interest  rate  offered  for new  contract
                         sales and renewals for the number of years remaining in the guarantee period

         N         --   The number of complete contract years to the end of the
                         current guarantee period

         t         --   The fraction of the contract year  remaining to the end
                         of the contract year

Example I - Downward market value adjustment

A surrender results in a downward market value adjustment when interest rates have increased. Assume after 1 year, we are now crediting 6.5% for a new contract with a 9 year guarantee period. If you fully surrender, the market adjusted value would be:

                     Renewal value
                  ---------------------
                 (1 + ic + .0025)(N + t)

         =            $89,542.38
                   -----------------
                  (1 + .065 + .0025)(9)

         =            $49,741.36

The market value adjustment is a $3,258.64 reduction of the accumulation value:

($3,258.64) = $49,741.36 - $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

$24,870.68 =              $44,771.19
                   ------------------------
                      (1 + .065 + .0025)(9)

Example II - Upward market value adjustment

A surrender results in an upward market value adjustment when interest rates have decreased more than .25%. Assume after 1 year, we are now crediting 5.5% for a new contract with a 9 year guarantee period.
If you fully surrender, the market adjusted value would be:

                     Renewal value
                  ---------------------
                 (1 + ic + .0025)(N + t)

         =            $89,542.38
                   ------------------
                  (1 + .055 + .0025)(9)

         =            $54,138.38

The market value adjustment is a $1,138.38 increase of the accumulation value:

$1,138.38 = $54,138.38 - $53,000

If you surrendered half of your contract instead of all, the market adjusted value of the surrendered portion would be one-half that of the full surrender:

$27,069.19 =                $44,771.19
                     --------------------
                      (1 + .055 + .0025)(9)

IDS LIFE INSURANCE COMPANY
FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY
We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly-owned subsidiary of American Express Financial Corporation) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
February 3, 2000
Minneapolis, Minnesota

--------------------------------------------------------------------------------

                                                  IDS LIFE INSURANCE COMPANY F-1

IDS LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, ($ THOUSANDS)                   1999         1998
 ASSETS
------------------------------------------------------------------
Investments:
  Fixed maturities:
    Held to maturity, at amortized cost
    (fair value:
    1999, $7,105,743; 1998, $8,420,035)   $ 7,156,292  $ 7,964,114
    Available for sale, at fair value
    (amortized cost:
    1999, $13,703,137; 1998,
    $13,344,949)                           13,049,549   13,613,139
------------------------------------------------------------------
                                           20,205,841   21,577,253
Mortgage loans on real estate               3,606,377    3,505,458
Policy loans                                  561,834      525,431
Other investments                             506,797      366,604
------------------------------------------------------------------
    Total investments                      24,880,849   25,974,746
Cash and cash equivalents                      32,333       22,453
Amounts recoverable from reinsurers           327,168      262,260
Amounts due from brokers                          145          327
Other accounts receivable                      48,578       47,963
Accrued investment income                     343,449      366,574
Deferred policy acquisition costs           2,665,175    2,496,352
Deferred income taxes, net                    216,020           --
Other assets                                   33,089       30,487
Separate account assets                    35,894,732   27,349,401
------------------------------------------------------------------
Total assets                              $64,441,538  $56,550,563
------------------------------------------------------------------

 LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------------------------------
Liabilities:
Future policy benefits:
Fixed annuities                           $20,552,159  $21,172,303
Universal life-type insurance               3,391,203    3,343,671
Traditional life insurance                    226,842      225,306
Disability income and long-term care
  insurance                                   811,941      660,320
Policy claims and other policyholders'
  funds                                        24,600       70,309
Deferred income taxes, net                         --       16,930
Amounts due to brokers                        148,112      195,406
Other liabilities                             579,678      410,285
Separate account liabilities               35,894,732   27,349,401
------------------------------------------------------------------
Total liabilities                          61,629,267   53,443,931
------------------------------------------------------------------
Commitments and contingencies
Stockholder's equity:
  Capital stock, $30 par value per
  share;
100,000 shares authorized, issued and
  outstanding                                   3,000        3,000
Additional paid-in capital                    288,327      288,327
Accumulated other comprehensive (loss)
  income, net of tax:
Net unrealized securities (losses) gains     (411,230)     169,584
------------------------------------------------------------------
Retained earnings                           2,932,174    2,645,721
------------------------------------------------------------------
Total stockholder's equity                  2,812,271    3,106,632
------------------------------------------------------------------
Total liabilities and stockholder's
  equity                                  $64,441,538  $56,550,563
==================================================================

See accompanying notes.

--------------------------------------------------------------------------------

F-2      IDS LIFE INSURANCE COMPANY

IDS LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, ($ THOUSANDS)       1999         1998        1997
 REVENUES:
-----------------------------------------------------------------------------
Premiums:
Traditional life insurance                $   53,790   $   53,132  $   52,473
Disability income and long-term care
  insurance                                  201,637      176,298     154,021
-----------------------------------------------------------------------------
Total premiums                               255,427      229,430     206,494
Policyholder and contractholder charges      411,994      383,965     341,726
Management and other fees                    473,108      401,057     340,892
Net investment income                      1,919,573    1,986,485   1,988,389
Net realized gain on investments              26,608        6,902         860
-----------------------------------------------------------------------------
Total revenues                             3,086,710    3,007,839   2,878,361
-----------------------------------------------------------------------------

 BENEFITS AND EXPENSES:
-----------------------------------------------------------------------------
Death and other benefits:
Traditional life insurance                    29,819       29,835      28,951
Universal life-type insurance and
  investment contracts                       118,561      108,349      92,814
Disability income and long-term care
  insurance                                   30,622       27,414      22,333
Increase in liabilities for future
  policy benefits:
Traditional life insurance                     7,311        6,052       3,946
Disability income and long-term care
  insurance                                   87,620       73,305      63,631
Interest credited on universal life-type
  insurance and investment contracts       1,240,575    1,317,124   1,386,448
Amortization of deferred policy
  acquisition costs                          332,705      382,642     322,731
Other insurance and operating expenses       335,180      287,326     276,596
-----------------------------------------------------------------------------
Total benefits and expenses                2,182,393    2,232,047   2,197,450
-----------------------------------------------------------------------------
Income before income taxes                   904,317      775,792     680,911
Income taxes                                 267,864      235,681     206,664
-----------------------------------------------------------------------------
Net income                                $  636,453   $  540,111  $  474,247
=============================================================================

See accompanying notes.

--------------------------------------------------------------------------------

                                                  IDS LIFE INSURANCE COMPANY F-3

IDS LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                            ACCUMULATED
                                                                                               OTHER
                                                        TOTAL                  ADDITIONAL  COMPREHENSIVE
                                                    STOCKHOLDER'S   CAPITAL     PAID-IN    (LOSS) INCOME,   RETAINED
THREE YEARS ENDED DECEMBER 31, 1999 ($ THOUSANDS)      EQUITY        STOCK      CAPITAL      NET OF TAX     EARNINGS
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                            $2,444,080     $3,000     $283,615     $  86,102     $2,071,363
Comprehensive income:
Net income                                               474,247         --           --            --        474,247
Unrealized holding gains arising during the year,
  net of deferred policy acquisition costs of
  ($7,714) and taxes of ($75,215)                        139,686         --           --       139,686             --
Reclassification adjustment for losses included in
  net income, net of tax of ($308)                           571         --           --           571             --
Other comprehensive income                               140,257         --           --       140,257             --
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                                     614,504         --           --            --             --
Capital contribution from parent                           7,232         --        7,232            --             --
Cash dividends to parent                                (200,000)        --           --            --       (200,000)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                             2,865,816      3,000      290,847       226,359      2,345,610
Comprehensive income:
Net income                                               540,111         --           --            --        540,111
Unrealized holding losses arising during the year,
  net of deferred policy acquisition costs of
  $6,333 and taxes of $32,826                            (60,964)        --           --       (60,964)            --
Reclassification adjustment for losses included in
  net income, net of tax of ($2,254)                       4,189         --           --         4,189             --
Other comprehensive loss                                 (56,775)        --           --       (56,775)            --
Comprehensive income                                     483,336         --           --            --             --
Other changes                                             (2,520)        --       (2,520)           --             --
---------------------------------------------------------------------------------------------------------------------
Cash dividends to parent                                (240,000)        --           --            --       (240,000)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                             3,106,632      3,000      288,327       169,584      2,645,721

---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                            $3,106,632     $3,000     $288,327     $ 169,584     $2,645,721
Comprehensive income:
Net income                                               636,453         --           --            --        636,453
Unrealized holding losses arising during the year,
  net of deferred policy acquisition costs of
  $28,444 and taxes of $304,936                         (566,311)        --           --      (566,311)            --
Reclassification adjustment for gains included in
  net income, net of tax of $7,810                       (14,503)        --           --       (14,503)            --
---------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                (580,814)        --           --      (580,814)            --
Comprehensive income                                      55,639         --           --            --             --
---------------------------------------------------------------------------------------------------------------------
Cash dividends to parent                                (350,000)        --           --            --       (350,000)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                            $2,812,271     $3,000     $288,327     $(411,230)    $2,932,174
---------------------------------------------------------------------------------------------------------------------

See accompanying notes.

--------------------------------------------------------------------------------

F-4      IDS LIFE INSURANCE COMPANY

IDS LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, ($ THOUSANDS)       1999         1998         1997
 CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------------------------------------------------
Net income                                $   636,453  $   540,111  $   474,247
Adjustments to reconcile net income to
  net cash provided by operating
  activities: Policy loans, excluding
  universal life-type insurance:
Issuance                                      (56,153)     (53,883)     (54,665)
Repayment                                      54,105       57,902       46,015
Change in amounts recoverable from
  reinsurers                                  (64,908)     (56,544)     (47,994)
Change in other accounts receivable              (615)     (10,068)       6,194
Change in accrued investment income            23,125       (9,184)     (14,077)
Change in deferred policy acquisition
  costs, net                                 (140,379)     (10,443)    (156,486)
Change in liabilities for future policy
  benefits for traditional life,
  disability income and long-term care
  insurance                                   153,157      138,826      112,915
Change in policy claims and other
  policyholders' funds                        (45,709)       1,964      (15,289)
Deferred income tax provision (benefit)        79,796      (19,122)      19,982
Change in other liabilities                   169,395       64,902       13,305
(Accretion of discount), amortization of
  premium, net                                (17,907)       9,170       (5,649)
Net realized gain on investments              (26,608)      (6,902)        (860)
Policyholder and contractholder charges,
  non-cash                                   (175,059)    (172,396)    (160,885)
Other, net                                     (5,324)      10,786        7,161
-------------------------------------------------------------------------------
Net cash provided by operating
  activities                              $   583,369  $   485,119  $   223,914

 CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------------------------------------------------
Fixed maturities held to maturity:
Purchases                                 $    (3,030) $    (1,020) $    (1,996)
Maturities, sinking fund payments and
  calls                                       741,949    1,162,731      686,503
Sales                                          66,547      236,963      236,761
Fixed maturities available for sale:
Purchases                                  (3,433,128)  (4,100,238)  (3,160,133)
Maturities, sinking fund payments and
  calls                                     1,442,507    2,967,311    1,206,213
Sales                                       1,691,389      278,955      457,585
Other investments, excluding policy
  loans:
Purchases                                    (657,383)    (555,647)    (524,521)
Sales                                         406,684      579,038      335,765
Change in amounts due from brokers                182        8,073        2,647
Change in amounts due to brokers              (47,294)    (186,052)     119,471
-------------------------------------------------------------------------------
Net cash provided by (used in) investing
  activities                                  208,423      390,114     (641,705)

 CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------------------------------------------------
Activity related to universal life-type
  insurance and investment contracts:
Considerations received                     2,031,630    1,873,624    2,785,758
Surrenders and other benefits              (3,669,759)  (3,792,612)  (3,736,242)
Interest credited to account balances       1,240,575    1,317,124    1,386,448
Universal life-type insurance policy
  loans:
Issuance                                     (102,239)     (97,602)     (84,835)
Repayment                                      67,881       67,000       54,513
Capital transaction with parent                    --           --        7,232
Dividends paid                               (350,000)    (240,000)    (200,000)
-------------------------------------------------------------------------------
Net cash (used in) provided by financing
  activities                                 (781,912)    (872,466)     212,874
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                   9,880        2,767     (204,917)
Cash and cash equivalents at beginning
  of year                                      22,453       19,686      224,603
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year  $    32,333  $    22,453  $    19,686
-------------------------------------------------------------------------------

See accompanying notes.

--------------------------------------------------------------------------------

                                                  IDS LIFE INSURANCE COMPANY F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly-owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly owned subsidiary of the Company and serves New York State residents. The Company also wholly owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company, American Partners Life Insurance Company and American Express Corporation.

The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

BASIS OF PRESENTATION
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS
Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of accumulated other comprehensive (loss) income, net of the related deferred policy acquisition costs effect and deferred taxes.

Realized investment gain or loss is determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

--------------------------------------------------------------------------------

F-6      IDS LIFE INSURANCE COMPANY

Mortgage loans on real estate are carried at amortized cost less reserves for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of a loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

The Company may purchase and write index options to hedge the fee income earned on the management of equity securities in separate accounts and the underlying mutual funds. These index options are carried at market value and are included in other investments or other liabilities, as appropriate. Gains or losses on index options that qualify as hedges are deferred and recognized in management and other fees in the same period as the hedged fee income.

The Company also uses index options to manage the risks related to a certain annuity product that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. Purchased options used in conjunction with this product are reported in other investments and written options are included in other liabilities. The amortization of the cost of purchased options, the proceeds of written options and the changes in intrinsic value of the contracts are included in net investment income.

Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies.

When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

STATEMENTS OF CASH FLOWS
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

--------------------------------------------------------------------------------

                                                  IDS LIFE INSURANCE COMPANY F-7

Supplementary information to the consolidated statements of cash flows for the years ended December 31 is summarized as follows:

                                       1999      1998      1997
-----------------------------------------------------------------
Cash paid during the year for:
Income taxes                         $214,940  $215,003  $174,472
Interest on borrowings                  4,521    14,529     8,213

RECOGNITION OF PROFITS ON ANNUITY CONTRACTS AND INSURANCE POLICIES
Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

The retrospective deposit method is used in accounting for universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Policyholder and contractholder charges include the monthly cost of insurance charges, issue and administrative fees and surrender charges. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees from underlying proprietary mutual funds and mortality and expense risk fees received from the variable annuity and variable life insurance separate accounts.

DEFERRED POLICY ACQUISITION COSTS
The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts. The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized using primarily the interest method. The costs for universal life-type insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

Amortization of deferred policy acquisition costs requires the use of assumptions including interest margins, mortality margins, persistency rates, maintenance expense levels and, for variable products, separate account performance. For universal life-type insurance and deferred annuities, actual experience is reflected in the Company's amortization models monthly. As actual experience differs from the current assumptions, management considers the need to change key assumptions underlying the amortization models prospectively. The impact of changing prospective assumptions is reflected in the period that such changes are made and is generally referred to as an unlocking adjustment. During 1999, unlocking adjustments resulted in a net decrease in amortization of $56.8 million. Net unlocking adjustments in 1998 and 1997 were not significant.

LIABILITIES FOR FUTURE POLICY BENEFITS
Liabilities for universal-life type insurance and fixed and variable deferred annuities are accumulation values.

--------------------------------------------------------------------------------

F-8      IDS LIFE INSURANCE COMPANY

Liabilities for equity indexed deferred annuities are determined as the present value of guaranteed benefits and the intrinsic value of index-based benefits.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%.

REINSURANCE
The maximum amount of life insurance risk retained by the Company is $750 on any policy insuring a single life and $1,500 on any policy insuring a joint-life combination. Beginning in 1999, the Company retains only 20% of the mortality risk on new variable universal life insurance policies. Risk not retained is reinsured with other life insurance companies, primarily on a yearly renewable term basis. Long-term care policies are primarily reinsured on a coinsurance basis. The Company retains all disability income and waiver of premium risk. Beginning in 2000, the Company will retain all accidental death benefit risk.

FEDERAL INCOME TAXES
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Included in other liabilities at December 31, 1999 and 1998 are $852 receivable from and $26,291 payable to, respectively, AEFC for federal income taxes.

SEPARATE ACCOUNT BUSINESS
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

--------------------------------------------------------------------------------

                                                  IDS LIFE INSURANCE COMPANY F-9

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

ACCOUNTING CHANGES
American Institute of Certified Public Accountants (AICPA) Statement of Position
(SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" became effective January 1, 1999. The SOP requires the capitalization of certain costs incurred after the date of adoption to develop or obtain software for internal use. Software utilized by the Company is owned by AEFC and capitalized by AEFC. As a result, the new rule did not have a material impact on the Company's results of operations or financial condition.

Effective January 1, 1999, the Company adopted AICPA SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," providing guidance for the timing of recognition of liabilities related to guaranty fund assessments. The Company had historically carried a liability for estimated guaranty fund assessment exposure. Adoption of the SOP did not have a material impact on the Company's results of operations or financial condition.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The ultimate financial effect of adoption of the new rule will depend on the derivatives in place at adoption and cannot be estimated at this time.

2. INVESTMENTS

Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

--------------------------------------------------------------------------------

F-10      IDS LIFE INSURANCE COMPANY

The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1999 are as follows:

                                              GROSS       GROSS
                                AMORTIZED   UNREALIZED  UNREALIZED     FAIR
HELD TO MATURITY                   COST       GAINS       LOSSES      VALUE
------------------------------------------------------------------------------
U.S. Government agency
  obligations                   $   37,613   $   236     $  2,158   $   35,691
State and municipal
  obligations                        9,681       150           --        9,831
Corporate bonds and
  obligations                    5,713,475    91,571      113,350    5,691,696
Mortgage-backed securities       1,395,523     4,953       31,951    1,368,525
------------------------------------------------------------------------------
                                $7,156,292   $96,910     $147,459   $7,105,743
------------------------------------------------------------------------------

                                               GROSS       GROSS
                                 AMORTIZED   UNREALIZED  UNREALIZED     FAIR
AVAILABLE FOR SALE                 COST        GAINS       LOSSES       VALUE
--------------------------------------------------------------------------------
U.S. Government agency
  obligations                   $    46,325   $   612     $  2,231   $    44,706
State and municipal
  obligations                        13,226       519          191        13,554
Corporate bonds and
  obligations                     7,960,352    60,120      560,450     7,460,022
Mortgage-backed securities        5,683,234     9,692      161,659     5,531,267
--------------------------------------------------------------------------------
Total fixed maturities           13,703,137    70,943      724,531    13,049,549
Equity securities                     3,000        16           --         3,016
--------------------------------------------------------------------------------
                                $13,706,137   $70,959     $724,531   $13,052,565
--------------------------------------------------------------------------------

The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1998 are as follows:

                                              GROSS       GROSS
                                AMORTIZED   UNREALIZED  UNREALIZED     FAIR
HELD TO MATURITY                   COST       GAINS       LOSSES       VALUE
-------------------------------------------------------------------------------
U.S. Government agency
  obligations                   $   39,888   $  4,460    $    --    $   44,348
State and municipal
  obligations                        9,683        490         --        10,173
Corporate bonds and
  obligations                    6,305,476    447,752     27,087     6,726,141
Mortgage-backed securities       1,609,067     30,458        152     1,639,373
-------------------------------------------------------------------------------
                                $7,964,114   $483,160    $27,239    $8,420,035
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                 IDS LIFE INSURANCE COMPANY F-11

                                               GROSS       GROSS
                                 AMORTIZED   UNREALIZED  UNREALIZED     FAIR
AVAILABLE FOR SALE                 COST        GAINS       LOSSES       VALUE
--------------------------------------------------------------------------------
U.S. Government agency
  obligations                   $    52,043   $  3,324    $     --   $    55,367
State and municipal
  obligations                        11,060      1,231          --        12,291
Corporate bonds and
  obligations                     7,332,344    271,174     155,181     7,448,337
Mortgage-backed securities        5,949,502    151,511       3,869     6,097,144
--------------------------------------------------------------------------------
Total fixed maturities           13,344,949    427,240     159,050    13,613,139
Equity securities                     3,000        158          --         3,158
--------------------------------------------------------------------------------
                                $13,347,949   $427,398    $159,050   $13,616,297
--------------------------------------------------------------------------------

The amortized cost and fair value of investments in fixed maturities at December 31, 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          AMORTIZED      FAIR
HELD TO MATURITY                             COST       VALUE
----------------------------------------------------------------
Due in one year or less                   $  238,740  $  239,747
Due from one to five years                 2,996,713   3,012,721
Due from five to ten years                 1,922,199   1,893,918
Due in more than ten years                   603,117     590,832
Mortgage-backed securities                 1,395,523   1,368,525
----------------------------------------------------------------
                                          $7,156,292  $7,105,743
----------------------------------------------------------------

                                           AMORTIZED      FAIR
AVAILABLE FOR SALE                           COST         VALUE
------------------------------------------------------------------
Due in one year or less                   $   271,381  $   274,415
Due from one to five years                    595,747      592,533
Due from five to ten years                  4,936,041    4,669,573
Due in more than ten years                  2,216,734    1,981,761
Mortgage-backed securities                  5,683,234    5,531,267
------------------------------------------------------------------
                                          $13,703,137  $13,049,549
------------------------------------------------------------------

During the years ended December 31, 1999, 1998 and 1997, fixed maturities classified as held to maturity were sold with amortized cost of $68,470, $230,036 and $229,848, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

Fixed maturities available for sale were sold during 1999 with proceeds of $1,691,389 and gross realized gains and losses of $36,568 and $14,255, respectively. Fixed maturities available for sale were sold during 1998 with proceeds of $278,955 and gross realized gains and losses of $15,658 and $22,102, respectively. Fixed maturities available for sale were sold during 1997 with proceeds of $457,585 and gross realized gains and losses of $6,639 and $7,518, respectively.

At December 31, 1999, bonds carried at $14,559 were on deposit with various states as required by law.

--------------------------------------------------------------------------------

F-12      IDS LIFE INSURANCE COMPANY

At December 31, 1999, investments in fixed maturities comprised 81 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $3.7 billion which are rated by AEFC's internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

RATING                                       1999         1998
------------------------------------------------------------------
Aaa/AAA                                   $ 7,144,280  $ 7,629,628
Aaa/AA                                          1,920        2,277
Aa/AA                                         301,728      308,053
Aa/A                                          314,168      301,325
A/A                                         2,598,300    2,525,283
A/BBB                                       1,014,566    1,148,736
Baa/BBB                                     6,319,549    6,237,014
Baa/BB                                        348,849      492,696
Below investment grade                      2,816,069    2,664,051
------------------------------------------------------------------
                                          $20,859,429  $21,309,063
------------------------------------------------------------------

At December 31, 1999, 90 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than one percent of the Company's total investments in fixed maturities.

At December 31, 1999, approximately 14 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                                   DECEMBER 31, 1999         DECEMBER 31, 1998
                                ON BALANCE   COMMITMENTS  ON BALANCE   COMMITMENTS
REGION                             SHEET     TO PURCHASE     SHEET     TO PURCHASE
----------------------------------------------------------------------------------
East North Central              $  715,998    $ 10,380    $  750,705    $ 16,393
West North Central                 555,635      42,961       491,006      81,648
South Atlantic                     867,838      23,317       839,233      21,020
Middle Atlantic                    428,051       1,806       476,448       6,169
New England                        259,243       4,415       263,761       2,824
Pacific                            238,299       3,466       195,851      16,946
West South Central                 144,607       4,516       136,841       1,412
East South Central                  43,841          --        46,029          --
Mountain                           381,148       9,380       345,379       8,473
----------------------------------------------------------------------------------
                                 3,634,660     100,241     3,545,253     154,885
Less allowance for losses           28,283          --        39,795          --
----------------------------------------------------------------------------------
                                $3,606,377    $100,241    $3,505,458    $154,885
----------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                 IDS LIFE INSURANCE COMPANY F-13

                                   DECEMBER 31, 1999         DECEMBER 31, 1998
                                ON BALANCE   COMMITMENTS  ON BALANCE   COMMITMENTS
PROPERTY TYPE                      SHEET     TO PURCHASE     SHEET     TO PURCHASE
----------------------------------------------------------------------------------
Department/retail stores        $1,158,712    $ 33,829    $1,139,349    $ 59,305
Apartments                         887,538      11,343       960,808       9,272
Office buildings                   931,234      26,062       783,576      50,450
Industrial buildings               309,845       5,525       298,549      13,263
Hotels/motels                      103,625          --       109,185      14,122
Medical buildings                  114,045          --       124,369          --
Nursing/retirement homes            45,935          --        46,696          --
Mixed use                           66,893          --        65,151          --
Other                               16,833      23,482        17,570       8,473
----------------------------------------------------------------------------------
                                 3,634,660     100,241     3,545,253     154,885
Less allowance for losses           28,283          --        39,795          --
----------------------------------------------------------------------------------
                                $3,606,377    $100,241    $3,505,458    $154,885
----------------------------------------------------------------------------------

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 1999 and 1998, the Company's recorded investment in impaired loans was $21,375 and $24,941, respectively, with allowances of $5,750 and $6,662, respectively. During 1999 and 1998, the average recorded investment in impaired loans was $23,815 and $37,873, respectively.

The Company recognized $1,190, $1,809 and $2,981 of interest income related to impaired loans for the years ended December 31, 1999, 1998 and 1997 respectively.

The following table presents changes in the allowance for losses related to all loans:

                                      1999     1998     1997
--------------------------------------------------------------
Balance, January 1                   $39,795  $38,645  $37,495
Provision (reduction) for
  investment losses                   (9,512)   7,582    8,801
Loan payoffs                            (500)    (800)  (3,851)
Foreclosures and writeoffs            (1,500)  (5,632)  (3,800)
--------------------------------------------------------------
Balance, December 31                 $28,283  $39,795  $38,645
--------------------------------------------------------------

At December 31, 1999, the Company had no commitments to purchase investments other than mortgage loans.

--------------------------------------------------------------------------------

F-14      IDS LIFE INSURANCE COMPANY

Net investment income for the years ended December 31 is summarized as follows:

                                        1999        1998        1997
-----------------------------------------------------------------------
Interest on fixed maturities         $1,598,059  $1,676,984  $1,692,481
Interest on mortgage loans              285,921     301,253     305,742
Other investment income                  70,892      43,518      25,089
Interest on cash equivalents              5,871       5,486       5,914
-----------------------------------------------------------------------
                                      1,960,743   2,027,241   2,029,226
Less investment expenses                 41,170      40,756      40,837
-----------------------------------------------------------------------
                                     $1,919,573  $1,986,485  $1,988,389
-----------------------------------------------------------------------

Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                      1999     1998     1997
--------------------------------------------------------------
Fixed maturities                     $22,387  $12,084  $16,115
Mortgage loans                        10,211   (5,933)  (6,424)
Other investments                     (5,990)     751   (8,831)
--------------------------------------------------------------
                                     $26,608  $ 6,902  $   860
--------------------------------------------------------------

Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                       1999       1998      1997
------------------------------------------------------------------
Fixed maturities available for sale  $(921,778) $(93,474) $223,441
Equity securities                         (142)     (203)       53

3. INCOME TAXES

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax expense (benefit) for the years ended December 31 consists of the following:

                                       1999      1998      1997
-----------------------------------------------------------------
Federal income taxes:
Current                              $178,444  $244,946  $176,879
Deferred                               79,796   (16,602)   19,982
-----------------------------------------------------------------
                                      258,240   228,344   196,861
State income taxes-current              9,624     7,337     9,803
-----------------------------------------------------------------
Income tax expense                   $267,864  $235,681  $206,664
-----------------------------------------------------------------

--------------------------------------------------------------------------------

                                                 IDS LIFE INSURANCE COMPANY F-15

Increases (decreases) to the income tax provision applicable to pretax income based on the statutory rate are attributable to:

                                 1999              1998              1997
                           PROVISION  RATE   PROVISION  RATE   PROVISION  RATE
-------------------------------------------------------------------------------
Federal income taxes
  based on the statutory
  rate                     $316,511   35.0%  $271,527   35.0%  $238,319   35.0%
Tax-excluded interest and
  dividend income            (9,626)  (1.1)   (12,289)  (1.6)   (10,294)  (1.5)
State taxes, net of
  federal benefit             6,256    0.7      4,769    0.6      6,372    0.9
Affordable housing
  credits                   (31,000)  (3.4)   (19,688)  (2.5)   (20,705)  (3.0)
Other, net                  (14,277)  (1.6)    (8,638)  (1.1)    (7,028)  (1.0)
-------------------------------------------------------------------------------
Total income taxes         $267,864   29.6%  $235,681   30.4%  $206,664   30.4%
-------------------------------------------------------------------------------

A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a policyholders' surplus account. At December 31, 1999, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                            1999      1998
------------------------------------------------------------
Deferred tax assets:
Policy reserves                           $733,647  $756,769
Unrealized loss on available for sale
  investments                              221,431        --
Investments, other                           1,873        --
Life insurance guaranty fund assessment
  reserve                                    4,789    15,289
Other                                           --     4,253
------------------------------------------------------------
Total deferred tax assets                  961,740   776,311
------------------------------------------------------------
Deferred tax liabilities:
Deferred policy acquisition costs          740,837   698,471
Unrealized gain on available for sale
  investments                                   --    91,315
Investments, other                              --     3,455
Other                                        4,883        --
------------------------------------------------------------
Total deferred tax liabilities             745,720   793,241
------------------------------------------------------------
Net deferred tax assets (liabilities)     $216,020  $(16,930)
------------------------------------------------------------

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY

Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus

--------------------------------------------------------------------------------

F-16      IDS LIFE INSURANCE COMPANY
aggregated $1,693,356 as of December 31, 1999 and $1,598,203 as of December 31, 1998 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 2000 in excess of approximately $418,845 would require approval of the Department of Commerce of the State of Minnesota.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                        1999        1998        1997
-----------------------------------------------------------------------
Statutory net income                 $  478,173  $  429,903  $  379,615
Statutory capital and surplus         1,978,406   1,883,405   1,765,290

5. RELATED PARTY TRANSACTIONS

The Company loans funds to AEFC under a collateral loan agreement. The balance of the loan was $nil at December 31, 1999 and 1998. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $nil, $nil and $103 in 1999, 1998 and 1997, respectively.

The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $223, $211 and $201 in 1999, 1998 and 1997, respectively.

The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1999, 1998 and 1997 were $1,906, $1,503 and $1,245, respectively.

The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. The Company's share of postretirement benefits in 1999, 1998 and 1997 was $1,147, $1,352 and $1,330, respectively.

Charges by AEFC for use of joint facilities, technology support, marketing services and other services aggregated $485,177, $411,337 and $414,155 for 1999, 1998 and 1997, respectively. Certain of these costs are included in deferred policy acquisition costs.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 1999, 1998 and 1997, traditional life insurance and universal life-type insurance in force aggregated $89,271,957, $81,074,928 and $74,730,720 respectively, of which $8,281,576, $4,912,313 and $4,351,904 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income and long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $76,970, $66,378 and $60,495 and reinsurance recovered from reinsurers amounted to $27,816, $20,982, and $19,042 for the years ended December 31, 1999, 1998 and
1997, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

--------------------------------------------------------------------------------

                                                 IDS LIFE INSURANCE COMPANY F-17

In January 2000, AEFC reached an agreement in principle to settle three class-action lawsuits. The Company had been named as a co-defendant in all three lawsuits. It is expected the settlement will provide $215 million of benefits to more than 2 million class participants. The agreement in principle to settle also provides for release by class members of all insurance and annuity market conduct claims dating back to 1985 and is subject to a number of contingencies including a definitive agreement and court approval. The settlement costs allocated to the Company are included in the accompanying 1999 statement of income and did not have a material impact on the Company's consolidated financial position or results from operations.

The Company is named as a defendant in various other lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of these lawsuits, taken in aggregate should not have a material adverse effect on the Company's consolidated financial position.

The IRS routinely examines the Company's federal income tax returns and is currently completing the audit for the 1990 through 1992 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of this audit.

7. LINES OF CREDIT

The Company has available lines of credit with its parent aggregating $200,000 ($100,000 committed and $100,000 uncommitted). The interest rate for any borrowings is established by reference to various indices plus 20 to 45 basis points, depending on the term. Borrowings outstanding under this agreement were $50,000 uncommitted at December 31, 1999 and $nil at December 31, 1998.

8. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk and equity market risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

Credit risk related to interest rate caps and floors and index options is measured by the replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit risk.

--------------------------------------------------------------------------------

F-18      IDS LIFE INSURANCE COMPANY

The Company's holdings of derivative financial instruments are as follows:

                                 NOTIONAL   CARRYING    FAIR    TOTAL CREDIT
DECEMBER 31, 1999                 AMOUNT     AMOUNT    VALUE      EXPOSURE
----------------------------------------------------------------------------
Assets:
  Interest rate caps            $2,500,000  $ 9,685   $ 12,773    $12,773
  Interest rate floors           1,000,000      602        319        319
  Options purchased                180,897   49,789     61,745     61,745
Liabilities:
  Options written                   43,262   (1,677)    (2,402)        --
Off balance sheet:
  Interest rate swaps            1,267,000       --    (17,582)        --
                                            -------   --------    -------
                                            $58,399   $ 54,853    $74,837
                                            =======   ========    =======

                                 NOTIONAL   CARRYING    FAIR    TOTAL CREDIT
DECEMBER 31, 1998                 AMOUNT     AMOUNT    VALUE      EXPOSURE
----------------------------------------------------------------------------
Assets:
  Interest rate caps            $3,400,000  $ 15,985  $  4,256    $ 4,256
  Interest rate floors           1,000,000     1,082    13,971     13,971
  Options purchased                110,912    24,094    29,453     29,453
Liabilities:
  Options purchased/written        265,454   (10,526)  (11,062)        --
Off balance sheet:
  Interest rate swaps            1,667,000        --   (73,477)        --
                                            --------  --------    -------
                                            $ 30,635  $(36,859)   $47,680
                                            ========  ========    =======

The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate caps, floors and swaps expire on various dates from 2000 to 2003. The purchased and written options expire on various dates from 2000 to 2006.

Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

The Company also uses interest rate swaps to manage interest rate risk related to the level of fee income earned on the management of fixed income securities in separate accounts and the underlying mutual funds. The amount of fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, changing interest rate conditions could impact the Company's fee income significantly. The Company entered into interest rate swaps to hedge anticipated fee income for 1999 related to separate accounts and mutual funds which invest in fixed income securities. Interest was reported in management and other fees.

The Company offers an annuity product that pays interest based upon the relative change in a major stock market index between the beginning and end of the product's term. As a means of hedging its obligation under the provisions of this product, the Company purchases and writes options on the major stock market index.

--------------------------------------------------------------------------------

                                                 IDS LIFE INSURANCE COMPANY F-19

Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by fluctuations in the equity market. The Company entered into index option collars (combination of puts and calls) to hedge anticipated fee income for 1999 and 1998 related to separate accounts and mutual funds which invest in equity securities. Testing demonstrated the impact of these instruments on the income statement closely correlates with the amount of fee income the Company realizes. At December 31, 1999 deferred losses on purchased put and written call index options were $nil. At December 31, 1998 deferred losses on purchased put and written call index options were $2,933 and deferred gains on written call index options were $7,435, respectively.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded.

Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                          1999                      1998
                                 CARRYING       FAIR       CARRYING       FAIR
FINANCIAL ASSETS                   VALUE        VALUE        VALUE        VALUE
----------------------------------------------------------------------------------
Investments:
  Fixed maturities (Note 2):
    Held to maturity            $ 7,156,292  $ 7,105,743  $ 7,964,114  $ 8,420,035
    Available for sale           13,049,549   13,049,549   13,613,139   13,613,139
  Mortgage loans on real
    estate (Note 2)               3,606,377    3,541,958    3,505,458    3,745,617
  Other:
    Equity securities (Note 2)        3,016        3,016        3,158        3,158
    Derivative financial
      Instruments (Note 8)           60,076       74,837       41,161       47,680
    Other                             2,258        2,258       28,872       28,872
Cash and cash equivalents
  (Note 1)                           32,333       32,333       22,453       22,453
Separate account assets (Note
  1)                             35,894,732   35,894,732   27,349,401   27,349,401

                                          1999                      1998
                                 CARRYING       FAIR       CARRYING       FAIR
FINANCIAL LIABILITIES              VALUE        VALUE        VALUE        VALUE
----------------------------------------------------------------------------------
Future policy benefits for
  fixed annuities               $19,189,170  $18,591,859  $19,855,203  $19,144,838
  Derivative financial
    instruments (Note 8)              1,677       19,984       10,526       84,539
Separate account liabilities     31,869,184   31,016,081   25,005,732   24,179,115

At December 31, 1999 and 1998, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,270,094 and $1,226,985, respectively, and policy loans of $92,895 and $90,115, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 1999 and 1998. The fair value of deferred

--------------------------------------------------------------------------------

F-20      IDS LIFE INSURANCE COMPANY
annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1999 and 1998.

At December 31, 1999 and 1998, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $4,025,548 and $2,343,669, respectively.

10. YEAR 2000 (UNAUDITED)

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company. All of the major systems used by the Company are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. The Company's businesses are heavily dependent upon AEFC's computer systems and have significant interaction with systems of third parties.

A comprehensive review of AEFC's computer systems and business processes, including those specific to the Company, was conducted to identify the major systems that could be affected by the Year 2000 issue. Steps were taken to resolve potential problems including modification to existing software and the purchase of new software. As of December 31, 1999, AEFC had completed its program of corrective measures on its internal systems and applications, including Year 2000 compliance testing. As of December 31, 1999, AEFC had also completed an evaluation of the Year 2000 readiness of other third parties whose system failures could have an impact on the Company's operations.

AEFC's Year 2000 project also included establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. At December 31, 1999, these plans had been amended to include specific Year 2000 considerations.

In assessing its Year 2000 initiatives and the results of actual production since January 1, 2000, management believes no material adverse consequences were experienced, and there was no material effect on the Company's business, results of operations, or financial condition as a result of the Year 2000 issue.

--------------------------------------------------------------------------------

                                                 IDS LIFE INSURANCE COMPANY F-21

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

         The expenses of the issuance and distribution of the interests in the IDS Life Account MGA of IDS Life Insurance Company to be registered, other than commissions on sales of the Contracts, are to be borne by the Registrant.

Item 14. Indemnification of Directors and Officers

         Section 300.083 of Minnesota Law provides in part that a corporation organized under such law shall have power to indemnify anyone made, or threatened to be made, a party to a threatened, pending or completed proceeding, whether civil or criminal, administrative or investigative, because he is or was a director or officer of the corporation, or served as a director or officer of another corporation at the request of the corporation. Indemnification in such a proceeding may extend to judgments, penalties, fines and amounts paid in settlement, as well as to reasonable expenses, including attorneys' fees and disbursements. In a civil proceeding, there can be no indemnification under the statute, unless it appears that the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and its shareholders and unless such person has received no improper personal benefit; in a criminal proceeding, the person seeking indemnification must also have no reasonable cause to believe his conduct was unlawful.

         Article IX of the By-laws of IDS Life Insurance Company requires IDS Life Insurance Company to indemnify directors and officers to the extent indemnification is permitted as stated by the preceding paragraph, and contains substantially the same language as the above-mentioned Section 300.083.

         Article IX, paragraph (2), of the By-laws of IDS Life Insurance Company provides as follows:

         "Section 2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties."

         The parent company of IDS Life Insurance Company maintains an insurance policy which affords liability coverage to directors and officers of IDS Life Insurance Company while acting in that capacity. IDS Life Insurance Company pays its proportionate share of the premiums for the policy.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

                  None

Item 16. Exhibits and Financial Statement Schedules

(a)      Exhibits

1.   - 2. Not applicable.

3.1 Copy of Certificate of Incorporation of IDS Life Insurance Company filed electronically as Exhibit 3.1 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

3.2  Copy  of  the  Amended   By-laws  of  IDS  Life  Insurance   Company  filed
     electronically as Exhibit 3.2 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

3.3 Copy of Resolution of the Board of Directors of IDS Life Insurance Company, dated May 5, 1989, establishing IDS Life Account MGA filed electronically as Exhibit 3.3 to Post-Effective Amendment No. 5 to Registration Statement No. 33-28976 is incorporated herein by reference.

4.1 Copy of Non-tax qualified Group Annuity Contract, Form 33111, filed electronically as Exhibit 4.1 to Registration Statement No. 333-42793 is incorporated herein by reference.

4.2 Copy of Non-tax qualified Group Annuity Certificate, Form 33114, filed electronically as Exhibit 4.2 to Registration Statement No. 333-42793 is incorporated herein by reference.

4.3  Copy  of  Tax  qualified  Group  Annuity   Contract,   Form  33112,   filed
     electronically as Exhibit 4.3 to Registration Statement No. 333-42793 is incorporated herein by reference.

4.4 Copy of Tax qualified Group Annuity Certificate, Form 33115, filed electronically as Exhibit 4.4 to Registration Statement No. 333-42793 is incorporated herein by reference.

4.5  Copy of Group IRA Annuity  Contract,  Form 33113,  filed  electronically as
     Exhibit 4.5 to Registration Statement No. 333-42793 is incorporated herein by reference.

4.6  Copy of Group IRA Annuity Certificate,  Form 33116, filed electronically as
     Exhibit 4.6 to Registration Statement No. 333-42793 is incorporated herein by reference.

4.7 Copy of Non-tax qualified Individual Annuity Contract, Form 30484, filed electronically as Exhibit 4.7 to Post-Effective Amendment No. 1 to Registration Statement No. 333-42793 filed on or about April 30, 1999, is incorporated herein by reference.

4.8 Copy of Tax qualified Individual Annuity Contract, Form 30485, filed electronically as Exhibit 4.8 to Post-Effective Amendment No. 1 to Registration Statement No. 333-42793 filed on or about April 30, 1999, is incorporated herein by reference.

4.9  Copy of  Individual  IRA  Contract,  Form 30486,  filed  electronically  as
     Exhibit 4.9 to Post-Effective Amendment No. 1 to Registration Statement No. 333-42793 filed on or about April 30, 1999, is incorporated herein by reference.

5.   Copy  of  Opinion  of  Counsel  regarding  legality  of  Contracts,   filed
     electronically  as  Exhibit  5  to   Post-Effective   Amendment  No.  1  to
     Registration Statement No. 33-42793 is incorporated herein by reference.

6.   - 20. Not applicable.

21. Copy of List of Subsidiaries filed electronically as Exhibit 22 to Post-Effective Amendment No. 8 to Registration Statement No. 333-28976 is incorporated herein by reference.

22.  Not applicable.

23.  Consent of Independent Auditors is filed electronically herewith.

24.  Power of Attorney, dated April 20, 2000, is filed electronically herewith.

25.  - 27. Not applicable.

(b)      Not Applicable.

Item 17. Undertakings

A.       The Registrant undertakes:

         (1)      to file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (i)      to include any prospectus required by Section 10(a)
                           (3) of the Securities Act of 1933,

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement,

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time may be deemed to be the initial bona fide offering thereof, and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28, 1988). Further, the Registrant represents that it has complied with the provisions of paragraphs (1) - (4) of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, IDS Life Insurance Company has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized in this City of Minneapolis, and State of Minnesota on the 9th day of May, 2000.

                                    IDS Life Insurance Company
                                                     (Registrant)

                                    By /s/  Richard W. Kling*
                                            Richard W. Kling


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 9th day of May, 2000.

Signature                        Title


/s/  Richard W. Kling*           Director, President and Chief Executive Officer
     Richard W. Kling

/s/  Jeffrey S. Horton*          Vice President, Treasurer and
     Jeffrey S. Horton           Assistant Secretary

/s/  David R. Hubers*            Director
     David R. Hubers

/s/  Paul F. Kolkman*            Director and Executive Vice President
     Paul F. Kolkman

/s/  Paula R. Meyer*             Director and Executive Vice President,
     Paula R. Meyer              Assured Assets

/s/  James A. Mitchell*          Director and Chairman of the Board
     James A. Mitchell

/s/  Pamela J. Moret*            Director and Executive Vice President,
     Pamela J. Moret             Variable Assets

/s/  Barry J. Murphy*            Director and Executive Vice President,
     Barry J. Murphy             Client Service

/s/  Stuart A. Sedlacek*         Director and Executive Vice President
     Stuart A. Sedlacek

/s/  Philip C. Wentzel*          Vice President and Controller
     Philip C. Wentzel

*Signed pursuant to Power of Attorney dated April 20, 2000, filed electronically herewith as Exhibit 24.


By:


 /s/ Bruce A. Kohn
     Bruce A. Kohn
     Counsel